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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/~~2020~~ 2019 AND ENDING 06/30/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Investment Counsel, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Pilgrim Parkway, Suite 300
(No. and Street)

Elm Grove	WI	53122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

4811 South 76th Street	Greenfield	WI	53220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Inc, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kaitlin M Czarnecki
County of Milwaukee
State of Wisconsin
08/31/2020

KAITLIN M. CZARNECKI NOTARY PUBLIC STATE OF WISCONSIN

expires 08/20/2023
Kaitlin M Czarnecki

Notary Public

Richard C Peterson
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY INVESTMENT COUNSEL, LTD.

AUDITED FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2020

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, WI 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Liberty Investment Counsel, Ltd.
Elm Grove, Wisconsin

We have audited the accompanying statement of financial condition of Liberty Investment Counsel, Ltd. as of June 30, 2020, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Liberty Investment Counsel, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Liberty Investment Counsel, Ltd.'s financial statements. The supplemental information is the responsibility of Liberty Investment Counsel, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
August 28, 2020

Liberty Investment Counsel ,Ltd.
Statement of Financial Condition
6/30/2020

Assets

Current Assets	
Cash	10,389
Commissons receivable	1,000
Prepaid Expenses	358
Refundable Income Taxes	120
Total current assets	11,867
Other Assets	
Deferred tax asset	1,722
Total Assets	13,589

Liabilities and Stockholder's Equity

Current Liabilities	
Commissions payable	363
Other accounts payable	2,000
Total Current Liabilities	2,363
Stockholder's Equity	
Common stock	12,000
Less treasury stock	-6,000
Retained earnings	5,226
Total stockholder's equity	11,226
Liabilities + Stockholder's equity	13,589

Liberty Investment Counsel, Ltd.
Income & Expenses
7/1/2019-6/30/2020

Revenue	
Commissions	20,767
Other	0
	20,767
Expenses	
Commissions	15853
FINRA	585
Audit	2000
Other	1205
	19643
Net Profit	1,124

Liberty Investment Counsel, Ltd.
Statement of Changes in Financial Condition
Year Ended June 30, 2020

Cash Flow From Operating Activities		
Net Income	$	1,124
Adjustments To Reconcile Net Income To Net Cash Used In Operating Activities:		
Changes in Operating Assets and Liabilities:		
Commissions Receivable		(850)
Commissions Payable		228
Net Cash Used In Operating Activities		502
Net Decrease In Cash		502
Cash - Beginning of Year		9,887
Cash - End of Year	$	10,389

Liberty Investment Counsel, Ltd.
Statement of Changes In Stockholder's Equity
Year Ended June 30, 2020

	Common Stock	Retained Earnngs	Treasury Stock	Total Stockholder's Equity
Balance, June 30, 2019	$ 12,000	$ 4,102	$ (6,000)	$ 10,102
Net Income	-	1,124	-	1,124
Balance, June 30, 2020	$ 12,000	$ 5,226	$ (6,000)	$ 11,226

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
Year Ended June 30, 2020

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Liberty Investment Counsel, Ltd. (the Company) is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business Activity

The Company was incorporated in the state of Wisconsin on April 14, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA". The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Bad Debts

The Company uses the direct write off method to account for bad debts. As such, they are expense when determined to be bad. There were no accounts written off during the year ended June 30, 2020.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for operating losses that are available to offset future taxable income.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. This guidance prescribes a recognition threshold and management attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of June 30, 2017, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statement.

The Company is no longer subject to U.S. federal income tax examinations for years ending before June 30, 2014. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before June 30, 2013.

Note 2 – Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company's net capital and required net capital were $8,000 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.29 to 1.

Note 3 – Common Stock

As of June 30, 2019, common stock consisted of 3,000 authorized, 3,000 issues and outstanding no par value shares.

Note 4 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2020. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 – Treasury Stock

On February 28, 1982, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 6 – Income Taxes

The Company has federal and state net operating loss carry forwards as of June 30, 2020 that will expire over the following years:

Year Ending June 30		Amount
2028	$	103
2029		1,048
2031		162
2032		294
2033		688
2034		80
2035		850
TOTAL	$	3,225

Note 6 – Income Taxes (continued)

The Company has a deferred tax asset of approximately $1,722 due to these net operating loss carryforwards.

Note 7 – Related Parties

During the year, the owner of the Company earned $15,853 in commissions. The commission payable at June 30, 2020 included $363 of commission due to the owner of the Company.

Note 8 – Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended June 30, 2020 through August 28, 2020 the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Jendrach Accounting And Professional Services, LLC
4811 South 7th Street, Suite 415
Greenfield, WI 53202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - TENURE

To the Stockholder of Liberty Investment Counsel, Ltd.
Elm Grove, Wisconsin

We have been the auditor of Liberty Investment Counsel, Ltd. since our first audit of the company's financial statements for the year ended June 30, 2017.

Jendrach Accounting & Professional Services, LLC
August 28, 2020
Greenfield, Wisconsin

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
Year Ended June 30, 2020

Net Capital Computation		
Stockholder's Equity at Year End	$	11,226
Deductions:		
Nonallowable Assets:		
Commissions Receivable		1,000
Other Assets		1,722
Prepaid Expenses		358
Refundable Income Taxes		120
Net Capital	$	8,026
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	252
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Computation of Aggregate Indebtedness		
Total Liabilities	$	2,363
Ratio of Aggregate Indebtedness		0.29

Jendrach Accounting & Professional Services, LLC
201 North Main Street
Thiensville, Wisconsin 53092

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Liberty Investment Counsel, LTD,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Liberty Investment Counsel, LTD, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Liberty Investment Counsel, LTD's compliance with the applicable instructions of Form SIPC-7. Liberty Investment Counsel, LTD's management is responsible for Liberty Investment Counsel, LTD's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting and Professional Services, LLC

Jendrach Accounting and Professional Services, LLC

Greenfield, Wisconsin

LIBERTY INVESTMENT COUNSEL, LTD.
Member S.I.P.C. & FINRA
700 Pilgrim Parkway
Suite 300
Elm Grove, WI 53129
262-388-0902
dickpeterson75@gmail.com

Rule 15c3-3 Exemption Report

Liberty Investment Counsel, Ltd. (LIC) is exempt from compliance reporting under SEC Rule 15c3-3 since it meets the provision set forth in paragraph (k)section(2)(i) : Special Account for the Exclusive Benefit of customers maintained. This account (#00-255-587) is at Tri-City National Bank. It has never been used since Liberty does not accept client investment checks. Those checks are made payable directly to the mutual fund to be invested in, or insurance company – in the case of variable annuities. There have been no exceptions to this policy during the past fiscal year - 7/1/19- 6/30/20.

Richard Peterson
President
7/10/20
Date